Provention Bio, Inc.

P.O. Box 666

Oldwick, NJ 08858

August 7, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Provention Bio, Inc.
Registration Statement on Form S-3 (File No. 333-232995)
Filed on August 2, 2019

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Provention Bio, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective by the Securities and Exchange Commission (the “Commission”) at 4:30 p.m., Eastern Standard Time, on August 8, 2019, or as soon as practicable thereafter.

Please call Steven M. Skolnick of Lowenstein Sandler LLP at (973) 597-2476 to confirm the effectiveness of the Registration Statement or with any questions.

[Signature page follows.]

U.S. Securities and Exchange Commission

August 7, 2019

Very truly yours,

PROVENTION BIO, INC.

By:	/s/ Andrew Drechsler
Name:	Andrew Drechsler
Title:	Chief Financial Officer